UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

AMREP CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

032159105
(CUSIP Number)

October 7, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 6 Pages)

_____________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS The Franklin Institute
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION PA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 368,028
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 368,028
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,028
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.1% (based on 5,996,212 shares outstanding as of August 31, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ending July 31, 2011)

12		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 032159105	13G	Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

AMREP Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

300 Alexander Park, Suite 204
Princeton, New Jersey 08540

Item 2(a).  Name of Person Filing:

The Franklin Institute

Item 2(b).  Address of Principal Business Office or, if none, Residence:

222 North 20th Street
Philadelphia, PA 19103

Item 2(c).  Citizenship:

PA

Item 2(d).  Title of Class of Securities:

Common Stock, $.10 par value

Item 2(e).  CUSIP Number:

032159105

CUSIP No. 032159105	13G	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

(a)	Amount Beneficially Owned:

The Franklin Institute beneficially owns 368,028 shares of Common Stock.

(b)	Percent of Class:

The Franklin Institute is the beneficial owner of 6.1% of the issuer’s Common Stock (based on 5,996,212 shares outstanding as of August 31, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ending July 31, 2011).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 368,028

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 368,028

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 032159105	13G	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of a Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 032159105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FRANKLIN INSTITUTE

/s/ Larry Dubinski
Dated: October 12, 2011	Name:	Larry Dubinski
	Title:	Senior Vice President of External Affairs
and General Counsel